SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM 11-K

(Mark One)

(  X  )         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1996

                                       OR

(   )           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

             For the Transition period from __________ to __________

                          Commission file number 0-994

                          NORTHWEST NATURAL GAS COMPANY
                            RETIREMENT K SAVINGS PLAN

          - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                              (Full Title of Plan)

                          NORTHWEST NATURAL GAS COMPANY
                             220 N. W. Second Avenue
                             Portland, Oregon 97209

     - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
             (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ITEM 4.           FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----

     Financial Statements

          Report of Independent Accountants                                  1

          Statement of Net Assets Available for Benefits,
            December 31, 1996 and 1995                                       2

          Statement of Changes in Net Assets Available for Benefits,
           Years Ended December 31, 1996 and 1995                            3

          Notes to Financial Statements, Years Ended
           December 31, 1996 and 1995                                        4

          Supplemental Information Required by ERISA,
           Year Ended December 31, 1996

               Schedule 1 - Schedule of Assets Held
                for Investment Purposes                                      9

               Schedule 2 - Schedule of Reportable Transactions             10


                  All other schedules have been omitted because the information required is included in the financial statements or the notes thereto or the requirements for submission of the schedules are not present.

SIGNATURE                                                                   11

EXHIBIT

         23       Consent of Independent Accountants

NORTHWEST NATURAL GAS
COMPANY RETIREMENT K
SAVINGS PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
DECEMBER 31, 1996 AND 1995

                       REPORT OF INDEPENDENT ACCOUNTANTS

May 16, 1997

To the Participants and Administrator of the Northwest Natural Gas Company
Retirement K Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Northwest Natural Gas Company Retirement K Savings Plan at December 31, 1996, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of Northwest Natural Gas Company Retirement K Savings Plan as of, and for the year ended December 31, 1995 were audited by other independent accountants whose report dated May 2, 1996 expressed an unqualified opinion on those statements.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and in Note 8 is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules 1 and 2 and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP
Portland, Oregon

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                             DECEMBER 31,
                                                          1996            1995
                                                          ----            ----
Investments - at fair value:
     Columbia Trust Company Collective Investment
       Plan and Trust:
        Cash Investment Fund .......................   $    10,934   $    12,073
        Fixed Income Investment Fund ...............       445,822       361,266
        Balanced Investment Fund ...................    11,701,970     9,686,823
        Bank and Government Investment Fund ........     2,926,042     3,195,003
        Common Stock Investment Fund ...............    16,313,347    12,694,321
     Columbia Special Fund .........................     5,911,756     3,861,067
     Northwest Natural Gas Company Common Stock ....     9,172,895     7,448,721
     Participant loans .............................       343,679       327,285
                                                       -----------   -----------
Net assets available for benefits ..................   $46,826,445   $37,586,559
                                                       ===========   ===========





         The accompanying notes are an integral part of this statement.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------



                                                       YEAR ENDED DECEMBER 31,
                                                        1996            1995
                                                        ----            ----
Additions:
     Investment income .........................   $  1,505,686    $    834,341
     Net appreciation (depreciation) in fair value
       of investments (Note 7) .................      4,435,568       6,111,016
                                                   ------------    ------------
        Net investment income (Note 8) .........      5,941,254       6,945,357
                                                   ------------    ------------

Contributions:
     Elective and rollovers (Note 8) ...........      4,713,368       3,816,257
     Employer (Note 8) .........................        920,583         755,684
                                                   ------------    ------------
        Total contributions ....................      5,633,951       4,571,941
                                                   ------------    ------------

        Total additions ........................     11,575,205      11,517,298
                                                   ------------    ------------


Deductions:
     Withdrawals (Note 8) ......................     (2,089,243)     (1,643,540)
     Trustee fees and expenses .................       (246,076)       (194,981)
                                                   ------------    ------------
        Total deductions .......................     (2,335,319)     (1,838,521)
                                                   ------------    ------------

Net increase in net assets available
 for benefits ..................................      9,239,886       9,678,777

Net assets available for benefits,
 beginning of year .............................     37,586,559      27,907,782
                                                   ------------    ------------

Net assets available for benefits,
 end of year ...................................   $ 46,826,445    $ 37,586,559
                                                   ============    ============









         The accompanying notes are an integral part of this statement.

NORTHWEST NATURAL GAS COMPANY

RETIREMENT K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




1.   DESCRIPTION OF PLAN

     The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     GENERAL

     Northwest Natural Gas Company (the "Company") formerly had two employee savings plans. The Bargaining Unit Employee Savings Plan ("Bargaining Unit Plan") was established on January 1, 1988 as a trusteed, salary deferral plan for all employees of the Company who were covered by a collective bargaining agreement. The Northwest Natural Gas Company Employee Savings Plan ("Non-Bargaining Unit Plan"), adopted effective January 1, 1985, covered the remainder of employees. Effective December 31, 1991, the Bargaining Unit Plan and Non-Bargaining Unit Plan were merged into one plan and the plan name was changed to the Retirement K Savings Plan. Eligible employees may begin participation after three months of service with the Company. At December 31, 1996, the Plan had 1,224 participants of which 1,128 were active.

     CONTRIBUTIONS AND WITHDRAWALS

     Under the Plan, participants may elect to contribute, subject to Internal Revenue Code limitations, up to 15% of gross pay to the Plan through salary deferral. The Company contributes 50% of the first 4% contributed by each non-bargaining unit employee. The match for bargaining unit employees was 50% of employee contributions up to 4% for 1996 and 50% of employee contributions up to 3% for 1995. The maximum match is 2% of gross pay for non-bargaining unit and bargaining unit employees. Under the hardship withdrawal provisions of the Plan, participants may withdraw salary deferral amounts while still employed by the Company.

     INVESTMENT OPTIONS

     Participants may direct contributions in any of six investment options (four options represent collective investment funds managed by Columbia Trust Company).

         Fixed Income Investment Fund - a pooled investment fund which invests
         ----------------------------
         in a diversified portfolio of investment-grade fixed income securities.

         Balanced Investment Fund - invests in the Fixed Income Investment Fund,
         ------------------------
         the Common Stock Investment Fund, and the Cash Investment Fund (a pooled investment fund of money market instruments and/or money market funds with maturities of less than one year).

         Bank and Government Investment Fund - a pooled investment fund which
         -----------------------------------
         invests in bank investment contracts that are insured by the Federal Deposit Insurance Corporation, government money market funds and short-term direct obligations of the U.S. Government.

         Common Stock Investment Fund - a pooled investment fund which invests
         ----------------------------
         principally in equities and equity equivalents (convertible preferred stock, convertible bonds, etc.).

NORTHWEST NATURAL GAS COMPANY

RETIREMENT K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   DESCRIPTION OF PLAN (CONTINUED)

     INVESTMENT OPTIONS (CONTINUED)

         Columbia Special Fund - a publicly-traded mutual fund which invests in
         ---------------------
         securities considered more aggressive than the market as a whole.

         Northwest Natural Gas Company Stock - Funds are invested in common
         -----------------------------------
         stock of Northwest Natural Gas Company.

     VESTING

     All contributions to participant accounts are fully vested and nonforfeitable at all times.

     PARTICIPANT LOANS

     The Plan provides for participant loans under certain guidelines. Participant loans are repaid through payroll deductions and participants' remaining account balances are used as collateral for the loan. Interest charged on the loans will equal the current U.S. National Bank of Oregon prime rate plus 1%.

     PAYMENT OF BENEFITS

     On termination of service due to death, disability or retirement, a participant may receive the value of his or her account as a lump-sum distribution.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed in preparation of the Plan's financial statements.

     BASIS OF ACCOUNTING

     The financial statements are prepared using the accrual basis of accounting.

     VALUATION OF INVESTMENTS

     Net asset values of the Columbia Trust Company collective investment funds and the Columbia Special Fund are determined by the trustee on a daily basis. Investments in the Company's common stock are valued at the closing price on the last day of the year as quoted on the Nasdaq National Market tier of the Nasdaq Stock Market.

     INVESTMENT TRANSACTIONS AND INVESTMENT INCOME

     Securities transactions are recorded on the date the securities are purchased or sold. Interest income is recorded as earned. The cost of securities sold is determined by the average cost method.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

NORTHWEST NATURAL GAS COMPANY

RETIREMENT K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   TERMINATION PROVISIONS

     In the event of any total or partial termination or discontinuance of the Plan, the accounts of all participants shall remain fully vested and nonforfeitable. The Company may continue the trust to pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests.

4.   TRUSTEE FEES AND OTHER EXPENSES

     Certain expenses of administration and servicing of the Plan, including equipment, supplies, and payroll expenses of administrative and clerical personnel, are provided by the Company without charge to the Plan. Trustee expenses and investment manager fees are paid by the Plan.

5.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Columbia Trust Company which is the trustee as defined by the Plan. There were purchases of Northwest Natural Gas Company stock during the years ended December 31, 1996 and 1995 of 56,244 shares for $1,608,418 and 34,831 shares for $1,081,535, respectively.

6.   FEDERAL INCOME TAX STATUS

     The Plan obtained its latest determination letter dated June 1, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NORTHWEST NATURAL GAS COMPANY

RETIREMENT K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


7.   NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

     During 1996 and 1995, the Plan's investments (including investments bought or sold, as well as held during the period) appreciated (depreciated) in value as follows:

                                                        1996             1995
                                                        ----             ----
         Columbia Trust Company Collective
           Investment Plan and Trust:
             Fixed Income Investment Fund .....     $    19,199      $    60,873
             Balanced Investment Fund .........       1,260,173        1,874,573
             Bank and Government Investment
              Fund ............................         169,806          201,019
             Common Stock Investment Fund .....       2,774,640        2,889,344
         Columbia Special Fund ................        (473,904)         328,656
         Northwest Natural Gas Company
          Common Stock ........................         685,654          756,551
                                                    -----------      -----------
                  Total .......................     $ 4,435,568      $ 6,111,016
                                                    ===========      ===========

8.   FUND INFORMATION

     Net investment income, elective and rollover contributions, employer contributions, and withdrawals are as follows for the years ended December 31, 1996 and 1995:

                                                        1996              1995
                                                        ----              ----
          Net Investment Income:
               Cash Investment Fund ..........       $    1,381       $    1,144
               Fixed Income Investment Fund ..           19,199           48,666
               Balanced Investment Fund ......        1,260,173        1,878,121
               Bank and Government Investment
                Fund ..........................         169,806          208,275
               Common Stock Investment Fund ...       2,774,640        2,902,374
               Columbia Special Fund ...........        590,444          765,934
               Northwest Natural Gas Common
                Stock.........................        1,096,511        1,140,843
               Participant loans .............           29,100             --
                                                     ----------       ----------
                    Total ....................       $5,941,254       $6,945,357
                                                     ==========       ==========

          Elective and Rollover Contributions:
               Fixed Income Investment Fund .....    $   74,777       $   55,129
               Balanced Investment Fund .........     1,192,003          890,950
               Bank and Government Investment
                Fund ..........................         205,812          286,261
               Common Stock Investment Fund ...       1,375,873        1,119,006
               Columbia Special Fund ..........         897,113          717,222
               Northwest Natural Gas Common
                Stock .........................         967,790          747,689
                                                     ----------       ----------
                    Total .....................      $4,713,368       $3,816,257
                                                     ==========       ==========

NORTHWEST NATURAL GAS COMPANY

RETIREMENT K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



8.   FUND INFORMATION (CONTINUED)

                                                            1996          1995
                                                            ----          ----
          Employer Contributions:
               Fixed Income Investment Fund ......       $ 17,952       $ 11,965
               Balanced Investment Fund ..........        209,340        179,216
               Bank and Government Investment
                Fund .............................         49,219         56,964
               Common Stock Investment Fund ......        282,800        212,087
               Columbia Special Fund .............        188,320        135,336
               Northwest Natural Gas Common
                Stock ............................        172,952        160,116
                                                         --------       --------
                    Total ........................       $920,583       $755,684
                                                         ========       ========

          Withdrawals:
               Fixed Income Investment Fund ......     $   49,322     $    7,013
               Balanced Investment Fund ..........        435,683        419,649
               Bank and Government Investment
                Fund .............................        356,271        550,705
               Common Stock Investment Fund ......        679,242        334,271
               Columbia Special Fund .............        138,275         59,984
               Northwest Natural Gas Common
                Stock ............................        425,593        269,189
               Participant loans .................          4,857          2,729
                                                       ----------     ----------
                        Total ....................     $2,089,243     $1,643,540
                                                       ==========     ==========


9.   CONCENTRATION OF RISK

     The Plan's assets consist primarily of financial instruments including cash, the Company's common stock, mutual and collective funds, and participant loans. The financial instruments may subject the Plan to concentrations of risk, as the market value of securities is dependent on the ability of the issuer to honor its contractual commitments, and investments in common stock are subject to changes in market values of the stock.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

SCHEDULE 1

LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 1996
--------------------------------------------------------------------------------


        IDENTITY OF ISSUE, BORROWER,      NUMBER                        MARKET
          LESSOR OR SIMILAR PARTY       OF SHARES        COST           VALUE
          -----------------------       ---------        ----           -----
  *  Columbia Trust Company Collective
      Investment Plan and Trust:
        Cash Investment Fund...........     8,215     $   10,934    $    10,934
        Fixed Income Investment Fund...    76,569        395,038        445,822
        Balanced Investment Fund....... 1,287,690      7,532,805     11,701,970
        Bank and Government
          Investment Fund.............. 2,020,008      2,405,304      2,926,042
        Common Stock Investment Fund... 1,189,933      8,825,421     16,313,347
     Columbia Special Fund.............   297,821      6,200,815      5,911,756
  *  Northwest Natural Gas Company
      Common Stock.....................   382,204      7,037,059      9,172,895
                                                     -----------    -----------
                                                      32,407,376     46,482,766

Participant loans (interest rates
 from 7% - 10%, maturities from
 1/97 - 8/01)..........................                  343,679        343,679
                                                     -----------    -----------
Total investments......................              $32,751,055    $46,826,445
                                                     ===========    ===========



* Represents identification of known party in interest of the plan.

NORTHWEST NATURAL GAS COMPANY

RETIREMENT K SAVINGS PLAN
SCHEDULE 2

LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------


                                                                                                      CURRENT
                                                                            EXPENSES                  VALUE OF
                                                                            INCURRED                  ASSET ON
                                           PURCHASE     SELLING    LEASE      WITH          COST     TRANSACTION
 IDENTITY OF PARTY INVOLVED                  PRICE       PRICE     RENTAL  TRANSACTION    OF ASSET  DATE INVOLVED  NET GAIN
 --------------------------                  -----       -----     ------  -----------    --------  -------------  --------
Columbia Trust Company Collective Investment
  Plan and Trust:
   Cash Investment Fund................... $1,281,073  $1,282,722  $   -    $     -     $1,281,341   $1,282,722   $  1,381
   Fixed Income Investment Fund...........    217,904     151,837      -          -        136,704      151,837     15,133
   Balanced Investment Fund...............  1,471,781     716,806      -          -        478,721      716,806    238,085
   Bank and Government Investment Fund....    303,051     741,818      -          -        624,090      741,818    117,728
   Common Stock Investment Fund...........  1,828,717     982,977      -          -        569,265      982,977    413,712

Columbia Special Fund.....................  2,820,789     294,958      -          -        261,690      294,958     33,268

Northwest Natural Gas Company Common
 Stock....................................  1,608,418     568,467      -          -        443,319      568,467    125,148

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwest Natural Gas Company Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              NORTHWEST NATURAL GAS COMPANY
                              RETIREMENT K SAVINGS PLAN

                              By       /s/ C. J. Rue
                                  - - - - - - - - - - - - -
                              C. J. Rue, Chairman,
                              Retirement K Savings Plan
                              Administrative Committee



Date:    June 19, 1997

                          NORTHWEST NATURAL GAS COMPANY

                                  EXHIBIT INDEX

                                       to

                           Annual Report on Form 11-K

                                 For Year Ended

                                December 31, 1996

                                                                      Exhibit
Document                                                               Number
--------                                                               ------

Consent of Independent Accountants                                       23